Exhibit 99.2

Metromile Raises Policies in Force and Contribution Profit Expectations for Full Year
2020, Provides Update on Third Quarter 2020 Financial Metrics and Reaffirms Outlook for 2021-2024

-	2020 Year-End Policies in Force Projected to be 92,253 vs. 91,944 Prior Forecast -
-	Full Year 2020 Contribution Profit Forecast Now $14.1M vs. $11.3M Prior Forecast -
-	Full Year 2020 Loss Ratio Forecast Now 59.8% vs. 63.3% Prior Forecast -

SAN FRANCISCO – December 16, 2020 – Metromile, Inc. (“Metromile”), a leading digital insurance platform and pay-per-mile auto insurer, today provided a supplemental financial presentation with key financial metrics from the third quarter of 2020, an update on its previously provided 2020 year-end financial forecast, and reaffirming the company’s previously provided 2021-2024 financial forecast. The supplemental presentation can be found at Metromile’s investor relations site.

“We are pleased with our results in the third quarter of 2020. Our focus on delivering strong unit economics through data science-driven underwriting and claims automation continued to support our financial performance,” said Dan Preston, Chief Executive Officer of Metromile. “Our annualized premium per policy returned to near pre-COVID levels, while we continued to trend ahead of our long-term target loss ratio."

“Further, we recently entered into a business combination agreement with INSU Acquisition Corp. II (NASDAQ: INAQ) that allows us to bring our vision of transforming auto insurance to the public markets,” added Preston. “We expect that this transaction will enable us to strengthen our balance sheet to achieve our growth objectives and cash flow profitability, as shared in our investor presentation. With our considerable improvements in reducing our customer acquisition costs over the past couple of years, we have increased our marketing spend and are actively pursuing growth initiatives that we believe will allow us to achieve our growth targets for 2021 and beyond.”

“In the fourth quarter, we’ve had a consistent increase in policy sales, in line with our expectations, and kept our acquisition costs relatively stable. We believe this is a positive indicator that our model, scalable customer acquisition engine and new Ride Along™ app are working as designed. We’re providing significant savings to more drivers and executing toward our long-term vision to deliver the fairest, most individualized auto insurance nationwide,” concluded Preston.

Third Quarter 2020 Key Financial Metrics

●	Average annual premium per policy of $1,128, compared to $995 in the second quarter of 2020, returning to pre-COVID levels.
●	Loss ratio of 58.2%, compared to 71.4% in the third quarter of 2019.
●	Contribution profit of $4.5 million, a $3.8 million increase compared to $0.7 million in the prior-year period.
●	Contribution margin of 16.4%, a 1,400 basis point improvement compared to 2.4% in the prior-year period.
●	One-year new policy retention of 70.4%, compared to 63.1% in the second quarter of 2020.
●	Average new customer lifetime is projected to be 3.5 years as of September 30, 2020, compared to 3.4 years as of June 30, 2020.

Fourth Quarter 2020 Update – Returning to Top-Line Growth

●	Due to Metromile’s significant improvements in reducing its customer acquisition cost, it is increasing fourth quarter 2020 marketing spend to execute its growth plan for 2021.
●	Produced nine consecutive weeks of sequential increases in weekly policy sales in the fourth quarter to date (over 4,700 total new policies in force), while cost per acquisition has remained relatively stable.

Full Year 2020 Forecast Update; Reaffirming Outlook for Full Year 2021 to 2024

Metromile has reaffirmed its initial outlook for the full years 2021 to 2024 and updated its full year 2020 outlook as follows:

●	Policies in Force - 92,253 policies expected to be in force at year-end 2020, compared to its initial projection of 91,944.
●	Direct Premiums Earned – $100.2 million of direct premiums expected to be earned, compared to its initial projection of $101.5 million, due to lower miles driven related primarily to the ongoing pandemic.
●	Loss Ratio – Full year loss ratio expected to be 59.8%, an expected 350 basis point improvement compared to Metromile’s initial projection of 63.3%, due primarily to improved underwriting and lower claims frequency.
●	Contribution Profit – Full year contribution profit expected to be $14.1 million, a 25% increase compared to the original investor presentation forecast of $11.3 million, driven by the expected improvement in loss ratio.
●	Contribution Margin – Full year contribution margin expected to be 13.9%, an expected 280 basis point improvement compared to the original investor presentation forecast of 11.1%, driven by the expected improvement in loss ratio.

Business Combination Transaction

On November 24, 2020, Metromile entered into a business combination agreement with INSU Acquisition Corp. II (“INSU II”). The business combination is expected to close during the first quarter of 2021. Upon closing of the transaction, Metromile will become a wholly-owned subsidiary of INSU II renamed as Metromile Operating Company, the combined publicly-traded company will be renamed Metromile, Inc. and is expected to remain listed on NASDAQ under the new ticker symbol “MILE”.

Investor Presentation

The supplemental investor presentation and an updated version of the full investor presentation is available at www.metromile.com/investor-relations and filed with the SEC as an exhibit to a Current Report on Form 8-K, and available on the SEC website at www.sec.gov.

About Metromile

Metromile is a leading digital insurance platform in the United States. With data science as its foundation, Metromile offers its insurance customers real time, personalized auto insurance policies, priced and billed by the mile, with rates based on precisely how and how much they actually drive, instead of using the industry standard approximations and estimates that make prices unfair for most customers. Through Metromile’s digitally native offering, built around the needs of the modern driver, its per-mile insurance policies save customers, on average, 47% over what they were paying their previous auto insurer.

In addition, through Metromile Enterprise, it licenses its technology platform to insurance companies around the world. This cloud-based software as a service enables carriers to operate with greater efficiency, automate claims to expedite resolution, reduce losses associated with fraud, and unlock the productivity of employees.

For more information about Metromile, visit www.metromile.com and enterprise.metromile.com.

Non-GAAP Financial Measures

Some of the financial information and data contained in this presentation, such as contribution profit and contribution margin have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are non-GAAP financial measures (“NGFMs”). Contribution profit, a NGFM, is defined as gross profit/(loss), excluding the effects of reinsurance arrangements on both total revenue and losses and loss adjustment expense. It also excludes enterprise software revenues, as well as amortization of internally developed software, devices, while including other policy servicing expenses. Metromile believes the resulting calculation is inclusive of the variable costs of revenue incurred to successfully service a policy, but without the volatility of reinsurance. Metromile uses contribution profit/(loss) as a key measure of its progress towards profitability and to consistently evaluate the variable contribution to its business from insurance operations from period to period because it is the result of direct earned premiums, plus investment income earned at the insurance company, minus losses, loss adjustment expense, premium taxes, bad debt, payment processing fees, data costs, underwriting reports, and other costs related to servicing policies. Contribution margin, a NGFM, is [contribution profit divided by adjusted revenue]. These NGFMs have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, contribution profit and contribution margin should not be construed as indicators of Metromile’s operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that it fails to address. INSU II and Metromile caution investors that NGFMs, by their nature, depart from traditional accounting conventions. Therefore, the use of NGFMs, such as contribution profit and contribution margin can make it difficult to compare Metromile’s current results with Metromile’s results from other reporting periods and with the results of other companies. The reconciliation of NGFMs for full years 2020-2024 is based on current estimations only and is not prepared in accordance with GAAP. Such information is inherently uncertain.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “estimate,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial and operating information, including forecast policies in force, direct premiums earned, loss ratio, gross loss and gross margin, contribution profit and contribution margin, statements regarding growth expectations, the proposed business combination with INSU II, the anticipated closing and effects thereof, as well as continued listing on the Nasdaq. Such forward looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) uncertainty and unpredictability associated with forecasting financial information, which can be negatively affected by unforeseen events, including with respect to changes in the legal and regulatory environment in which Metromile operates, as well as events impacting customer acquisition and product usage, including COVID-19, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement and the proposed business combination contemplated thereby; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of INSU II or other conditions to closing in the transaction agreement; (4) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the business combination agreement; (5) the risk that the proposed business combination disrupts Metromile’s current plans and operations ; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Metromile. may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by INSU II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Metromile undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Important Information for Investors and Stockholders

In connection with the proposed business combination between Metromile and INSU II, INSU II has filed with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to INSU II stockholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. INSU II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with INSU II’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Metromile, INSU II and the proposed transactions. The definitive proxy statement / prospectus will be mailed to INSU II stockholders as of a record date to be established for voting on the proposed business combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Joe Pooler, Chief Financial Officer and Treasurer, INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

INSU II, Metromile, and their respective directors and officers may be deemed participants in the solicitation of proxies of INSU II stockholders in connection with the proposed business combination. INSU II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of INSU II and of Metromile in INSU II’s registration statement on Form S-4 filed with the SEC on November 27, 2020.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to INSU II stockholders in connection with the proposed business combination is set forth in the proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement / prospectus included in the registration statement on Form S-4 that INSU II filed with the SEC on November 27, 2020.

Contacts

Investor Relations

Garrett Edson, ICR

ir@metromile.com

646-277-1889

Public Relations

Rick Chen, Metromile

Doug Donsky, ICR

press@metromile.com

415-676-7744

INSU II and Cohen & Company

Amanda Abrams

aabrams@cohenandcompany.com

215-701-9693

Non-GAAP Reconciliation

(All values in $M, except percentages)	Q3 19	Q3 20

Total GAAP Revenue	$14.1	$8.3

Loss and LAE	(7.0)	(4.4)
Other Insurance Expense[1]	(7.1)	(6.9)

GAAP Gross Profit / (Loss)	(0.0)	(3.0)
GAAP Gross Margin	-0.3%	-36.9%

Adjustment to Revenue[2]	13.3	19.0
Adjustment to Cost of Revenue[3]	(12.6)	(11.5)

Non-GAAP Contribution Profit	$0.7	$4.5
Non-GAAP Contribution Margin	2.4%	16.4%

[1]	Includes amortization of capitalized software and policy servicing expense and other

[2]	Addition of reinsurance economics to go from Net premiums to Direct premiums, deduction of enterprise segment revenue, and addition of interest income and other

[3]	Deduction of reinsurance economics to go from Net Loss and LAE to Direct Loss and LAE, amortization of internally developed software, device costs, and other policy servicing costs

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